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                              March 18, 2021

       Alexander Gersh
       Chief Financial Officer
       Sportradar Holding AG
       150 South 5th St., Suite 400
       Minneapolis, MN 55402

                                                        Re: Sportradar Holding
AG
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
19, 2021
                                                            CIK No. 0001836470

       Dear Mr. Gersh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted February 19, 2021

       Prospectus Summary, page 1

   1. We note your statements in the second paragraph of this section. Provide support for your assertions that your
"platform is the backbone to the sports betting industry, and the scale of [your] data and
content operation is unparalleled."
   2. We note your references to "top-tier investors" such as CPP Investments and Technology
                                                        Crossover Ventures and
to "notable sports industry individuals" such as Ted Leonsis,
                                                        Mark Cuban and Michael
Jordan as investors. However, we note that none of these
                                                        entities nor prominent
individuals are listed in your beneficial ownership table. To provide proper context
to their mention, disclose their share ownership in the company.
 Alexander Gersh
FirstName  LastNameAlexander Gersh
Sportradar Holding AG
Comapany
March      NameSportradar Holding AG
       18, 2021
March2 18, 2021 Page 2
Page
FirstName LastName
Summary Consolidated Financial and Other Data, page 17

3.       Please revise here to disclose the comparable IFRS measures for adjusted EBITDA
         margin    and    cash flow conversion    with equal or greater
prominence wherever you
         discuss these measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
         102.10 of the non-GAAP Compliance and Disclosure Interpretations
(C&DIs).
         Also, remove the measure of total segment adjusted EBITDA on page 85 or revise to reconcile this non-GAAP measure.
4. Please explain further the adjustment for amortization of sports rights to your non-GAAP measure of adjusted EBITDA. Specifically address why you have excluded a significant portion of your amortization expense from your calculation and explain what your measure of adjusted EBITDA as presented is attempting to convey. Also, revise to clarify how this measure as presented provides useful information to investors. Refer to Item
         10(e)(1)(i)(c) of Regulation S-K.
5. Please address the following as it relates to your non-GAAP measure of free cash flow:
             You refer to this measure as both a performance and liquidity measure in footnote
             (4). Tell us why you believe this measure is a performance measure or revise to appropriately identify this as a liquidity measure only. Refer to Question 102.07 of the non-GAAP C&DIs.
             Your adjustment for acquisition of intangible assets excludes certain intangible assets required to further support an acquired business. Tell us the amount of acquired intangible assets that have been excluded from this measure. Also, explain further what the excluded amount represents and how you determined that such exclusion appropriately reflects your measure of free cash flow.
             Tell us how the adjustment for interest paid on bank debt complies with the prohibition in Item 10(e)(ii)(A) of Regulation S-K regarding the exclusion of charges that required, or will require, cash settlement from a non-GAAP liquidity measure.
             Considering such measure contains adjustments other than capital expenditures,
             please revise to label the measure as    adjusted free cash flow"
so it is not confused
             with free cash flow as typically calculated. Refer to Question
102.07 of the Non-
             GAAP C&DIs.
Risk Factors
Financial and Capital Risks
We have identified material weaknesses in our internal control, page 48

6. Please revise to clarify what plans, if any, have been fully implemented and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your remediation plan and discuss any associated material costs that you have incurred or expect to incur.
 Alexander Gersh
FirstName  LastNameAlexander Gersh
Sportradar Holding AG
Comapany
March      NameSportradar Holding AG
       18, 2021
March3 18, 2021 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Customers and Business Model, page 77

7. You disclose that you serve over 1,600 customers. Please revise to provide the actual number of customers for each period presented.
Key Performance Indicators, page 82

8. Please clarify whether the top 200 customers included in your calculation of dollar-based net retention rate includes customers with both subscription and revenue share arrangements. If so, explain further how this measure demonstrates your ability to expand the scope of services for customers whose contracts are based on revenue share schemes.
         To the extent this metric includes only subscription customers, please revise to indicate as such.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segments, page 85

9. Please disclose the geographic regions included in your RoW Betting segment. Also, clarify whether all revenues included in RoW AV are generated from customers outside the U.S.
Business, page 95

10. You state that you are reliant on licenses to certain data and other intellectual property rights, including strategic partnerships with some major sports leagues. Please include a more comprehensive discussion of your sports league partnership agreements here. For example, describe the typical terms for such arrangements; disclose when any key contracts expire; and clarify whether such agreements have renewal rights. Also, revise your risk factor discussion on page 51 to disclose the amount of intangible assets related specifically to your sports league license rights.
Consolidated Financial Statements
Consolidated Statement of Profit or Loss and Other Comprehensive Income, page
F-3

11. Please tell us whether your consolidated statement of profit or loss is intended to present your expenses by function or nature. In this regard, you include certain items that are expenses by nature (e.g. cost of purchased services) and other items that are expenses by function (e.g. depreciation and amortization). Refer to paragraphs 99
- 104 of IAS 1. In
         addition, explain further your inclusion of capitalized internally-developed software costs on the face of your statement of profit or loss.
12. We note that your cost of purchased services does not include amortization expense related to your sports rights. Please revise your cost of purchased services line item to clearly indicate that it is exclusive of depreciation and amortization and separately disclose the amount of such costs that have been excluded. Refer to SAB Topic 11.B.
 Alexander Gersh
FirstName  LastNameAlexander Gersh
Sportradar Holding AG
Comapany
March      NameSportradar Holding AG
       18, 2021
March4 18, 2021 Page 4
Page
FirstName LastName
Betting data/Betting entertainment tools, page F-25

13. You disclose that in some of your Sports Betting contracts, the customer is not obliged to
         pay you until the customer has generated    income.    Please explain
in further detail what
         income measure is used to determine the customer   s payment
obligation. Similarly, you
         state that for managed trading services the company receives a share of revenue or loss made by the client on the bet. Please clarify what is meant by revenue or loss and how this compares to your reference on page 78 to receiving a fixed percentage of gross gaming revenue or net gaming revenue.
14. Please explain further your disclosures, which indicate that variable consideration is initially constrained and therefore, revenue is recognized based on actual customer sale performance. In this regard, clarify whether you have fully constrained the variable consideration if so, tell us how you considered the guidance in paragraphs 56-57 of IFRS
         15.
Notes to Consolidated Financial Statements
Note 5. Revenue from contracts with customers, page F-25

15.      We note that for your Betting Data/Betting Entertainment and Betting
AV
         services revenue is recognized over the term of the contract for the initial agreed upon amount, which includes agreed upon levels of data and/or services and any additional amounts in excess of the contractually stated amounts is recognized as incurred. Please describe further the terms of these arrangements. Tell us whether the data and service level commitments cover the entire term of the arrangement or certain incremental periods within the contract term (e.g. monthly, quarterly, etc.). Tell us how often customers exceed these amounts and provide the amount of revenue earned from single match bookings and additional AV services for each period presented. Lastly, tell us how you determined that recognizing such arrangements over the contract term depicts the best measure of progress to completion. Refer to paragraphs 39 - 45 of IFRS 15.
16. Please explain in detail how you determined that the single match bookings are capable of being distinct from the stand ready service. Refer to paragraph 27 of IFRS 15.
Note 11. Intangible assets and goodwill
11.1 Impairment test, page F-33

17. Please further explain and revise your disclosures as necessary to clarify the facts and circumstances that lead to an impairment of your NBA and NFL license rights in fiscal
         2019. Specifically address what is meant by your reference to slower opening of relevant market and clarify how each market and segment were impacted. Similar disclosures should be provided for any license right impairment charges recorded during fiscal
         2020. Refer to paragraph 130(a) of IAS 36. Lastly, tell us, and revise to clarify, where these agreements are reflected in the breakdown of estimated useful lives on page F-15.
 Alexander Gersh
Sportradar Holding AG
March 18, 2021
Page 5
Note 26. Related party transactions, page F-51

18. You state that no compensation expense was recognized for the 311,503 share awards granted under the management participation plan (MPP) during fiscal 2019 since such awards were issued at fair value. Please explain further how you determined that such awards were not compensatory. Provide the specific guidance in IFRS 2 that you relied upon and specifically address your consideration of IFRS 2, paragraph BC79. In addition, tell us whether the accounting will be impacted when these awards are exchanged for
      Class A ordinary shares upon effectiveness of the offering and if so, explain.
19. Please provide us with a breakdown of awards granted under both your Management
      Participation Program and Phantom Option Plan during fiscal 2020 and to date in 2021.
      Tell us how you valued such awards and how you determined the fair value of any ordinary shares underlying such awards at the date of each grant. To the extent there were significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology used to value such award. Also, describe further how these awards will be impacted upon consummation of the offering and the amount of compensation expense, if any, that will be recorded upon effectiveness.
General

20. We note that you cite estimates and statistics throughout the prospectus. Please identify the source publications and reports for these estimates and statistics.
21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Larry Spirgel, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameAlexander Gersh
                                                             Division of
Corporation Finance
Comapany NameSportradar Holding AG
                                                             Office of
Technology
March 18, 2021 Page 5
cc:       John Slater
FirstName LastName